Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of Castor Maritime Inc. (“Castor”) for the six-month periods ended June 30, 2025, and June 30, 2024. Unless otherwise specified herein or the context otherwise requires, references to the “Company”, “we”, “our” and “us” or similar terms shall include Castor and its wholly owned and majority owned subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. Amounts relating to percentage variations in period-on-period comparisons shown in this section are derived from those unaudited interim condensed consolidated financial statements. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. These forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For a more complete discussion of these risks and uncertainties, please read the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information – D. Risk Factors” in our Annual Report for the year ended December 31, 2024 (the “2024 Annual Report”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 14, 2025. For additional information relating to our management’s discussion and analysis of financial conditions and results of operations, please see our 2024 Annual Report. Unless otherwise defined herein, capitalized terms and expressions used herein have the same meanings ascribed to them in the 2024 Annual Report.

Business Overview and Fleet Information

We are a diversified global shipping and energy company that was incorporated in the Republic of the Marshall Islands in September 2017, with activities directly and indirectly in asset management, vessel ownership, technical and commercial ship management and energy infrastructure projects.

We currently operate a fleet consisting of eight dry bulk carriers that engage in the worldwide transportation of commodities such as iron ore, coal, soybeans etc., with an aggregate cargo carrying capacity of 0.6 million dwt and an average age of 12.2 years and one containership vessel with an aggregate cargo carrying capacity of 0.03 million dwt and an age of 17.2 years (together, our “Fleet”). The average age of our entire Fleet is 12.8 years as of October 1, 2025. Our management reviews and analyzes operating results for our business over three reportable segments, (i) the Dry Bulk Segment, (ii) the Containership Segment and (iii) the Asset Management Segment.

Our dry bulk and containership fleets are currently contracted to operate in a mix of pool and time charters. Our commercial strategy primarily focuses on deploying our Fleet under a mix of period time charters, trip time charters and pool arrangements according to our assessment of market conditions. Our aim is to periodically adjust the mix of these charters to take advantage of the relatively stable cash flows and high utilization rates associated with period time charters, or to take advantage of high utilization rates with exposure to attractive charter rates during periods of strong charter market conditions when employing our vessels in pools.

             Through our majority-owned subsidiary, MPC Münchmeyer Petersen Capital AG (“MPC Capital”), which we acquired on December 16, 2024, we receive management fees in return for managing assets in the shipping and energy infrastructure segments. The level of these management fees primarily reflects the volume of assets under management. In the shipping sector, these fees mainly relate to commercial ship management (commission income on charter revenues), technical ship management (flat rate management fees) and other services (flat rate management fees). Management fees for technical ship management and other services are provided by joint ventures in which MPC Capital is a 50% shareholder. Companies in which MPC Capital is a 50% shareholder are accounted for using the equity method. In the energy sector, management fees include asset management fees (flat rate management fees). In addition, we may receive one-off and, to some extent, performance-related transaction fees on the acquisition and sale of assets, which are primarily linked to the value of the assets acquired or sold. We generate other operating income or income from equity investments through co-investments.

With effect from July 1, 2022, our vessels are technically and commercially managed by Castor Ships S.A. (“Castor Ships”). As of June 30, 2025, Castor Ships exclusively provides the commercial and technical management of our entire fleet, while certain aspects of the management of a number of our vessels are subcontracted to related and unrelated third-party managers.

The following table summarizes key information about our Fleet as of the date of this report:

Fleet vessels:

Dry Bulk Carriers
Vessel Name	Vessel Type	DWT	Year Built	Country of Construction	Purchase Price (in millions)	Delivery Date
Magic P	Panamax	76,453	2004	Japan	$7.35	02/21/2017
Magic Thunder	Kamsarmax	83,375	2011	Japan	$16.85	04/13/2021
Magic Starlight	Kamsarmax	81,048	2015	China	$23.50	05/23/2021
Magic Perseus	Kamsarmax	82,158	2013	Japan	$21.00	08/09/2021
Magic Pluto	Panamax	74,940	2013	Japan	$19.06	08/06/2021
Magic Mars	Panamax	76,822	2014	Korea	$20.40	09/20/2021
Magic Celeste	Ultramax	63,310	2015	China	$25.50	08/16/2024
Magic Ariel	Kamsarmax	81,845	2020	China	$29.95	10/09/2024

Containerships
Raphaela	1,850 TEU capacity Containership	26,811	2008	Turkey	$16.49	10/03/2024

We intend to continuously explore the market in order to identify further potential acquisition targets which will help us modernize our Fleet and develop our business. Our acquisition strategy has so far focused on secondhand dry bulk vessels and, recently, containerships, though we may acquire vessels in other sizes, age and/or sectors which we believe offer attractive investment opportunities, subject to the parameters set out in certain resolutions passed by our board of directors in connection with the spin-off of our former tanker vessel business completed on March 7, 2023 (the “Spin-Off”). We may also opportunistically dispose of vessels and may engage in such acquisitions and disposals at any time and from time to time.

Recent Developments

Please refer to Note 25 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for developments that took place after June 30, 2025.

Operating results

Important Measures and Definitions for Analyzing Results of Operations

Our management uses the following metrics to evaluate our operating results, including the operating results of our segments, and to allocate capital accordingly:

Total vessel revenues. Total vessel revenues are currently generated from time charters and pool agreements with unaffiliated third parties, though vessels have and may be employed under voyage charters in the future. Vessels operating on fixed time charters for a certain period provide more predictable cash flow over that period. Total vessel revenues are affected by the number of vessels in our fleet, hire rates and the number of days a vessel operates which, in turn, are affected by several factors, including the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, and levels of supply and demand in the seaborne transportation market. Total vessel revenues are also affected by our commercial strategy related to the employment mix of our fleet between vessels on time charters and vessels in pools.

For further discussion of vessel revenues, please refer to Note 18 to our unaudited interim condensed consolidated financial statements included elsewhere in this report.

Revenues from services. We generate revenues from services through the following streams: (i) transaction services, (ii) management services for companies and assets, and (iii) ship management services. For a breakdown of revenue from services for the six months ended June 30, 2025, please refer to Note 18(b) to our unaudited interim condensed consolidated financial statements included elsewhere in this report. The Company provides transaction-related services in connection with the acquisition, sale or development of assets such as vessels or renewable energy assets. These services are typically success-based and remunerated through transaction fees that are contingent upon the successful closing of the underlying transaction. Additionally, the Company provides asset management services, including commercial and technical ship management services. Commercial ship management services include activities such as chartering, voyage coordination, and related support services, while technical ship management services include vessel maintenance, repairs, and regulatory compliance services.

Voyage expenses. Our voyage expenses primarily consist of brokerage commissions paid in connection with the chartering of our vessels. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses from time to time, such as for bunkers, when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry docking or due to other unforeseen circumstances. Gain/loss on bunkers may also arise where the cost of the bunker fuel sold to the new charterer is greater or less than the cost of the bunker fuel acquired. Under pooling arrangements, voyage expenses are borne by the pool operator.

Operating expenses. We are responsible for vessel operating costs, which include crewing, expenses for repairs and maintenance, the cost of insurance, tonnage taxes, the cost of spares and consumable stores, lubricating oils costs, communication expenses, and other expenses. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic dry-docking. Our ability to control our vessels’ operating expenses also affects our financial results.

Cost of revenue from services. Cost of revenue from services comprises expenses for services purchased from third party providers and employee expenses which are directly attributable to the operating business activities.

Management fees. Management fees include fees paid to related parties providing certain ship management services to our fleet pursuant to the ship management agreements.

Off-hire. The period a vessel in our fleet is unable to perform the services for which it is required under a charter for reasons such as scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys or other unforeseen events.

Dry-docking/Special Surveys. We periodically dry-dock and/or perform special surveys on our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. Our ability to control our dry-docking and special survey expenses and our ability to complete our scheduled dry-dockings and/or special surveys on time also affects our financial results. Dry-docking and special survey costs are accounted under the deferral method whereby the actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due.

Ownership Days. Ownership Days are the total number of calendar days in a period during which we owned a vessel. Ownership Days are an indicator of the size of our fleet over a period and determine both the level of revenues and expenses recorded during that specific period.

Available Days. Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys. The shipping industry uses Available Days to measure the aggregate number of days in a period during which vessels are available to generate revenues. Our calculation of Available Days may not be comparable to that reported by other companies.

Operating Days. Operating Days are the Available Days in a period after subtracting unscheduled off-hire days and idle days.

Fleet Utilization. Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period. Fleet Utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels.

Daily Time Charter Equivalent Rate (“Daily TCE Rate”). See Appendix A for a description of the Daily TCE Rate.

Principal factors impacting our business, results of operations and financial condition

Our results of operations are affected by numerous factors. The principal factors that have impacted the business during the fiscal periods presented in the following discussion and analysis and that are likely to continue to impact our business are the following:

-	The levels of demand and supply of seaborne cargoes and vessel tonnage in the shipping segments in which we operate;

-	The cyclical nature of the shipping industry in general and its impact on charter rates and vessel values;

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The successful implementation of the Company’s business strategy, including our ability to obtain equity and debt financing at acceptable and attractive terms to fund future capital expenditures and/or to implement our business strategy;

-	The global economic growth outlook and trends, such as price inflation and/or volatility;

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Economic, regulatory, political and governmental conditions that affect shipping and the dry bulk and container segments, including international conflict or war (or threatened war), such as between Russia and Ukraine and in the Middle East, and acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, sanctions, “trade wars” (including the imposition of tariffs);

-	The employment and operation of our fleet including the utilization rates of our vessels;

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Our ability to successfully employ our vessels at economically attractive rates and our strategic decisions regarding the employment mix of our fleet as our charters expire or are otherwise terminated;

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Management of the financial, operating, general and administrative elements involved in the conduct of our business and ownership of our fleet, including the effective and efficient technical management of our fleet by our head and sub-managers, and their suppliers;

-	The number of customers who use our services and the performance of their obligations under their agreements, including their ability to make timely payments to us;

-	Our ability to maintain solid working relationships with our existing customers and our ability to increase the number of our charterers through the development of new working relationships;

-	The reputation and safety record of our manager and/or sub-managers for the management of our vessels;

-	Dry-docking and special survey costs and duration, both expected and unexpected;

-	The level of any distribution on all classes of our shares;

-	Our borrowing levels and the finance costs related to our outstanding debt as well as our compliance with our debt covenants (if any);

-	Management of our financial resources, including banking relationships and of the relationships with our various stakeholders;

-	Major outbreaks of diseases and governmental responses thereto;

-	The acquisition of our majority-owned subsidiary MPC Capital, whose results affected our consolidated statement of comprehensive income for the six months period ended June 30, 2025;

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As we routinely make minority investments, their performance may adversely affect our results due to the realization of losses upon disposition of these investments or the recognition of significant unrealized losses during their holding period, impacting both profitability and our ability to reinvest. The performance of our minority equity investments in companies is subject to a broad range of risks, including economic and market risks, operational performance risk, governance risks, legal and regulatory risks and tax risks. This is particularly relevant for our co-investments in listed companies, whose share price is subject to market risk and price volatility;

-	Increased competition for capital and investment opportunities may compress margins, break client relationships and impact scalability;

-	Underperformance relative to benchmarks or competitors can affect our reputation and track record, impacting investor confidence and hindering future fundraising; and

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The performance of the listed equity securities in which the Company currently has investments, which is subject to market risk and price volatility, and may adversely affect our results due to the realization of losses upon disposition of these investments or the recognition of significant unrealized losses during their holding period.

Employment and operation of our Fleet

Another factor that impacts our profitability is the employment and operation of our Fleet. The profitable employment of our Fleet is highly dependent on the levels of demand and supply in the shipping industries in which we operate, our commercial strategy including the decisions regarding the employment mix of our Fleet, as well as our managers’ ability to leverage our relationships with existing or potential customers. The effective operation of our Fleet mainly requires regular maintenance and repair, effective crew selection and training, ongoing supply of our Fleet with the spares and the stores that it requires, contingency response planning, auditing of our vessels’ onboard safety procedures, arrangements for our vessels’ insurance, chartering of the vessels, training of onboard and on-shore personnel with respect to the vessels’ security and security response plans (ISPS), obtaining of ISM certifications, compliance with environmental regulations and standards, and performing the necessary audit for the vessels within the six months of taking over a vessel and the ongoing performance monitoring of the vessels.

Financial, general and administrative management

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires us to manage our financial resources, which includes managing banking relationships, administrating our bank accounts, managing our accounting system, records and financial reporting, monitoring and ensuring compliance with the legal and regulatory requirements affecting our business and assets and managing our relationships with our service providers and customers.

See also “Item 3. Key Information—D. Risk Factors” in our 2024 Annual Report. Because many of the foregoing factors are beyond our control and certain of these factors have historically been volatile, past performance is not necessarily indicative of future performance and it is difficult to predict future performance with any degree of certainty.

Consolidated Results of Operations

Six months ended June 30, 2025, as compared to the six months ended June 30, 2024

(In U.S. Dollars, except for number of share data)	Six months ended June 30, 2024	Six months ended June 30, 2025	Change-amount	Change %
Total vessel revenues	$36,669,776	$21,482,267	$(15,187,509)	41.4%
Revenue from services	—	16,803,545	16,803,545	100%
Expenses:
Voyage expenses (including commissions to related party)	(2,012,774)	(1,776,817)	235,957	11.7%
Vessel operating expenses	(14,657,651)	(10,244,724)	4,412,927	30.1%
Cost of revenue (exclusive of depreciation and amortization shown separately below)	—	(10,504,581)	(10,504,581)	100%
Management fees to related parties	(2,486,692)	(2,288,643)	198,049	8.0%
Depreciation and amortization	(7,387,855)	(6,653,155)	734,700	9.9%
General and administrative expenses (including costs from related party)	(3,387,071)	(9,547,735)	(6,160,664)	181.9%
Provision for doubtful accounts	—	(15,459)	(15,459)	100%
Loss on vessels held for sale	—	(5,554,777)	(5,554,777)	100%
Net gain/(loss) on sale of vessels	19,307,595	(2,001,646)	(21,309,241)	110.4%
Gain from a claim	1,411,356	—	1,411,356	100%
Net gain on disposal of assets	—	410,099	410,099	100%
Net gain from equity method investments	—	441,493	441,493	100%
Net loss from equity method investments at fair value	—	(24,814,649)	(24,814,649)	100%
Operating income/(loss)	$27,456,684	$(34,264,782)	$(61,721,466)	224.8%
Interest and finance costs, net (including costs from related party)	(677,840)	(2,184,674)	(1,506,834)	222.3%
Dividend income from equity method investments measured at fair value (related party)	—	10,610,587	10,610,587	100%
Other (expenses) / income (1)	18,501,122	9,432,415	(9,068,707)	49.0%
Income taxes	(94,609)	(602,133)	(507,524)	536.4%
Net income/(loss) and comprehensive income	$45,185,357	$(17,008,587)	$(62,193,944)	137.6%

(1)	Includes aggregated amounts for foreign exchange losses, unrealized gains / (losses) from equity securities and other income, as applicable in each period.

Total vessel revenues – Total vessel revenues decreased to $21.5 million in the six months ended June 30, 2025 from $36.7 million in the same period of 2024. The decrease was driven by (a) the decrease in our Available Days from 2,517 days in the six months ended June 30, 2024, to 1,893 days in the six months ended June 30, 2025, following the sale of the (i) M/V Ariana A on January 22, 2025, (ii) M/V Magic Eclipse on March 24, 2025, (iii) M/V Magic Callisto on April 28, 2025, (iv) M/V Gabriela A on May 7, 2025, (v) M/V Magic Moon on January 16, 2024, (vi) M/V Magic Orion on March 22, 2024, (vii) M/V Magic Nova on March 11, 2024, (viii) M/V Magic Nebula on April 18, 2024, (ix) M/V Magic Venus on May 10, 2024, (x) M/V Magic Vela on May 23, 2024, and (xi) M/V Magic Horizon on May 28, 2024, as partially offset by the acquisition of M/V Magic Celeste on August 16, 2024 and M/V Magic Ariel on October 9, 2024 and (b) the decrease in prevailing charter rates of our dry bulk vessels. During the six months ended June 30, 2025, our Fleet earned on average a Daily TCE Rate of $10,410, compared to an average Daily TCE Rate of $13,769 earned during the same period in 2024.  Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix A for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Revenue from services for the six months ended June 30, 2025, amounted to $16.8 million and relates to revenue earned from our subsidiary acquired in late 2024, MPC Capital. Revenue from services is generated through the following streams: (i) transaction services, (ii) management services for companies and assets, and (iii) ship management services.

Voyage expenses – Voyage expenses decreased by $0.2 million, to $1.8 million in the six months ended June 30, 2025, from $2.0 million in the corresponding period of 2024. This decrease is primarily associated with the decrease of brokerage commissions due to the decrease in our Available Days and prevailing charter rates of our dry bulk vessels, as partially offset by an increase in the brokerage commission to a related party and an increase in the overall bunker consumption of the Fleet.

Vessel operating expenses – The decrease in operating expenses by $4.5 million to $10.2 million in the six months ended June 30, 2025, from $14.7 million in the same period of 2024 mainly reflects the decrease in the Ownership Days of our Fleet to 1,977 days in the six months ended June 30, 2025, from 2,517 days in the same period in 2024.

Cost of revenue from services – Cost of revenue from services for the six months ended June 30, 2025, amounted to $10.5 million and relates to expenses for purchased services from third party providers and employee expenses from MPC Capital.

Management fees – Management fees in the six months ended June 30, 2025, amounted to $2.3 million, whereas, in the same period of 2024, management fees totaled $2.5 million. This decrease in management fees is due to the net decrease in the total number of Ownership Days following the sales and acquisitions of the vessels mentioned above. This decrease was partially offset by the adjustment of management fees under the terms of the Amended and Restated Master Management Agreement effected on July 1, 2024, from $986 per vessel per day to $1,017 per vessel per day. For further details on our management arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Management, Commercial and Administrative Services” in our 2024 Annual Report.

Depreciation and amortization – Depreciation and amortization expenses are comprised of vessels’ depreciation, the amortization of vessels’ capitalized dry-dock costs, property and equipment depreciation and intangible assets amortization. Depreciation expenses decreased to $5.0 million in the six months ended June 30, 2025, from $6.6 million in the same period of 2024. The decrease by $1.6 million reflects mainly the net decrease in the Ownership Days of our Fleet following the sales and acquisitions of vessels discussed above, as well as the effect of classifying those vessels as “held for sale” on the date of the agreements for sale (during 2024), as depreciation was not recorded during the period in which these vessels were classified as held for sale. Dry-dock and special survey amortization charges amounted to $0.5 million for the six months ended June 30, 2025, compared to a charge of $0.8 million in the respective period of 2024. This variation in dry-dock amortization charges primarily resulted from the decrease in aggregate amortization days, mainly as a result of the sale of vessels mentioned above as partially offset by the amortization related to the vessels M/V Magic P, M/V Magic Starlight and M/V Magic Ariel, which initiated and completed their scheduled dry-dock during the six months ended June 30, 2025. Depreciation and amortization expenses for our asset management segment amounted to $1.1 million for the six-month period ended June 30, 2025, comprising property and equipment depreciation and intangible assets amortization.

General and administrative expenses – General and administrative expenses in the six months ended June 30, 2025, amounted to $9.5 million, whereas, in the same period of 2024, general and administrative expenses totaled $3.4 million. This increase mainly reflects the increase in professional fees and other expenses by $2.1 million, increase in audit fees by $0.8 million personnel expenses by $2.1 million and office and IT expenses (including rent) by $0.8 million following the acquisition of MPC Capital.

Loss on vessel held for sale – Loss on vessels held for sale in the six months ended June 30, 2025, amounted to $5.6 million, representing the expected loss during the next twelve-month period (as assessed at the MOA date) from the sale of the dry bulk vessel M/V Magic Callisto (delivered to its new owners on April 28, 2025). No such loss was recorded for the six month period ended June 30, 2024.

Net gain/(loss) on sale of vessels –  Loss on sale of vessels in the six months ended June 30, 2025, amounted to $2.0 million following the sales of the: (i) M/V Magic Eclipse, which we concluded on March 24, 2025, pursuant to an agreement dated March 6, 2025, for cash consideration of $13.5 million that resulted in net proceeds to the Company of $13.1 million and a net loss on the sale of $1.9 million; (ii) M/V Gabriela A, which we concluded on May 7, 2025, pursuant to an agreement dated December 4, 2024, for cash consideration of $19.3 million that resulted in net proceeds to the Company of $18.6 million and a net gain on the sale of $0.2 million; (iii) M/V Ariana A, which we concluded on January 22 7, 2025, pursuant to an agreement dated November 13, 2024, for cash consideration of $16.5 million that resulted in net proceeds to the Company of $16.1 million and a net loss on the sale of $0.1 million; and (iv) M/V Magic Callisto, which we concluded on April 28, 2025, pursuant to an agreement dated March 11, 2025, for cash consideration of $14.5 million that resulted in net proceeds to the Company of $14.1 million and a net loss on the sale of $0.1 million. Gain on sale of vessels in the six months ended June 30, 2024, amounted to $19.3 million after the following sales of vessels: (i) the sale of the M/V Magic Moon, which we concluded on January 16, 2024, pursuant to an agreement dated November 10, 2023, for cash consideration of $11.8 million that resulted in net proceeds to the Company of $11.2 million and a net gain on the sale of $2.4 million; (ii) the sale of the M/V Magic Nova, which we concluded on March 11, 2024, pursuant to an agreement dated January 19, 2024 for cash consideration of $16.1 million and resulted in net proceeds to the Company of $15.9 million and a net gain on the sale of $4.1 million; (iii) the sale of the M/V Magic Orion, which we concluded on March 22, 2024, pursuant to an agreement dated December 7, 2023 for cash consideration of $17.4 million that resulted in net proceeds to the Company of $16.8 million and a net gain on the sale of $1.4 million; (iv) the sale of the M/V Magic Nebula, which we concluded on April 18, 2024, pursuant to an agreement dated February 15, 2024 for cash consideration of $16.2 million that resulted in net proceeds to the Company of $15.6 million and a net gain on the sale of $1.8 million; (v) the sale of the M/V Magic Venus, which we concluded on May 10, 2024, pursuant to an agreement dated December 21, 2023 for cash consideration of $17.5 million that resulted in net proceeds to the Company of $17.2 million and a net gain on the sale of $3.2 million; (vi) the sale of the M/V Magic Vela, which we concluded on May 23, 2024,pursuant to an agreement dated May 1, 2024 for cash consideration of $16.4 million that resulted in net proceeds to the Company of $15.7 million and a net gain on the sale of $2.0 million; and (vii) the sale of the M/V Magic Horizon, which we concluded on May 28, 2024, pursuant to an agreement dated January 19, 2024 for cash consideration of $15.8 million that resulted in net proceeds to the Company of $15.5 million and a net gain on the sale of $4.4 million.

Gain from a claim – On May 28, 2024, the Company collected the amount of $1,411,356 (including the deposit amount of $1,395,000 and gross interest earned on the deposit) in connection with a claim related to the M/V Magic Moon. Following the provisions of ASC 450-30-25-1, the Company recorded this gain in its financial statements for the six-month period ended June 30, 2024. Please also refer to the 2024 Annual Report.

Net gain on disposal of assets – Net gain on disposal of assets in the six months ended June 30, 2025, amounted to $0.4 million following the sale of an asset management contract.

Net gain from equity method investments – Income/(loss) from equity method investments for the six months ended June 30, 2025, amounted to $0.4 million representing our share in jointly owned companies or equity method investments (all of which relate to the asset management segment).

Net loss from equity method investments at fair value – Net loss from equity method investments measured at fair value in the six months ended June 30, 2025 amounted to $24.8 million, resulting from the revaluation of such investments. These represent our share in MPC Container Ships ASA (“MPCC”) and MPC Energy Solutions N.V for which we have elected the fair value option.

Interest and finance costs, net – During the six months ended June 30, 2025, we incurred net interest costs and finance costs amounting to $2.2 million compared to $0.7 million during the same period in 2024. The increase is mainly associated with the decrease in interest income we earned from our time and cash deposits due to decreased average cash balances during the six months ended June 30, 2025.

Dividend income from equity method investments measured at fair value (related party) – Dividend income from equity method investments measured at fair value in the six months ended June 30, 2025 amounted to $10.6 million and includes the dividend income from MPCC.

Other income – Other income in the six months ended June 30, 2025 amounted to $20.0 million and mainly includes (i) a gain of $5.5 million from our investments in listed equity securities, (ii) dividend income on equity securities of $2.2 million, (iii) dividend income of $0.7 million from our investment in 140,000 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares of Toro (the “Toro Series A Preferred Shares”), (iv) foreign exchange losses amounting to $1.1 million,  and (v) other net amounting to $2.2 million due to recoveries of prior year allowances and reversals of provisions.

Other income in the six months ended June 30, 2024 amounted to $18.5 million and mainly included (i) a gain of $15.0 million from our investments in listed equity securities, (ii) dividend income on equity securities of $2.9 million and (iii) dividend income of $0.7 million from our investment in the “Toro Series A Preferred Shares”.

Segment Results of Operations

Six months ended June 30, 2025, as compared to the six months ended June 30, 2024 — Dry Bulk Segment

(in U.S. Dollars)	Six months ended June 30, 2024	Six months ended June 30, 2025	Change-amount	Change %
Total vessel revenues	$30,244,797	$15,312,143	$(14,932,654)	49.4%
Expenses:
Voyage expenses (including commissions to related party)	(1,701,922)	(1,341,234)	360,688	21.2%
Vessel operating expenses	(12,379,672)	(8,387,369)	3,992,303	32.2%
Management fees to related parties	(2,127,788)	(1,953,033)	174,755	8.2%
Depreciation and amortization	(4,630,403)	(4,778,984)	(148,581)	3.2%
Loss on vessels held for sale	—	(5,554,777)	(5,554,777)	100%
Net gain/(loss) on sale of vessels	19,307,595	(2,082,412)	(21,390,007)	110.8%
Gain from a claim	1,411,356	—	1,411,356	100.0%
Segment operating income/(loss)(1)	$30,123,963	$(8,785,666)	$(38,909,629)	129.2%

(1)	Does not include corporate general and administrative expenses. See the discussion under “Consolidated Results of Operations” above.

Total vessel revenues – Total vessel revenues for our dry bulk fleet decreased to $15.3 million in the six months ended June 30, 2025 from $30.2 million in the same period of 2024. The decrease was driven (a) by the decrease in our Available Days from 2,153 days in the six months ended June 30, 2024, to 1,564 days in the six months ended June 30, 2025, following the sale of the (i) M/V Magic Eclipse on March 24, 2025, (ii) M/V Magic Callisto on April 28, 2025, (iii) M/V Magic Moon on January 16, 2024, (iv) M/V Magic Orion on March 22, 2024, (v) M/V Magic Nova on March 11, 2024, (vi) M/V Magic Nebula on April 18, 2024, (vii) M/V Magic Venus on May 10, 2024, (viii) M/V Magic Vela on May 23, 2024, and (ix) M/V Magic Horizon on May 28, 2024, as partially offset by the acquisition of M/V Magic Celeste on August 16, 2024 and M/V Magic Ariel on October 9, 2024 and (b) the decrease in prevailing charter rates of our dry bulk vessels. During the six months ended June 30, 2025, our dry bulk fleet earned on average a Daily TCE Rate of $8,933 compared to an average Daily TCE Rate of $13,257 earned during the same period in 2024. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix A for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses – Voyage expenses decreased to $1.3 million in the six months ended June 30, 2025, from $1.7 million in the corresponding period of 2024. This decrease in voyage expenses is mainly associated with the decrease in Available Days.

Vessel operating expenses – The decrease in operating expenses for our dry bulk fleet by $4.0 million, to $8.4 million in the six months ended June 30, 2025, from $12.4 million in the same period of 2024, mainly reflects the net decrease in Ownership Days due to the sales and acquisitions of the vessels mentioned above.

Management fees – Management fees in the six months ended June 30, 2025, amounted to $2.0 million, whereas, in the same period of 2024, management fees totaled $2.1 million. This decrease in management fees is due to the net decrease in the total number of Ownership Days following the sales and acquisitions of the dry bulk vessels mentioned above. This decrease was partially offset by the adjustments of management fees under the terms of the Amended and Restated Master Management Agreement effected on July 1, 2024.

Depreciation and amortization – Depreciation expenses for our dry bulk fleet in the six months ended June 30, 2025 and 2024 amounted to $4.3 million and $4.1 million, respectively. The increase reflects (i) the net decrease in the Ownership Days of our dry bulk segment days to 1,648 days in the six months ended June 30, 2025, from 2,153 days in the same period in 2024, due to the sale and acquisition of vessels described above and (ii) the effect of classifying those vessels as “held for sale” on the date of the agreements for sale (during 2024), as depreciation was not recorded during the period in which these vessels were classified as held for sale. Dry-dock and special survey amortization charges amounted to $0.5 million in both the six-month periods ended June 30, 2025 and 2024. The decrease in aggregate amortization days, mainly as a result of the sale of vessels mentioned above, was partially offset by the amortization related to the vessels M/V Magic P, M/V Magic Starlight and M/V Magic Ariel, which initiated and completed their scheduled dry-dock during the six months ended June 30, 2025.

Loss on vessel held for sale – Refer to discussion under “Consolidated Results of Operations.”

Net gain / (loss) on sale of vessels –  Refer to discussion under “Consolidated Results of Operations” above for details on the sale of the M/V Magic Eclipse, M/V Magic Callisto, M/V Magic Moon, M/V Magic Nova, M/V Magic Orion, M/V Magic Nebula, M/V Magic Venus, M/V Magic Vela and M/V Magic Horizon.

Gain from a claim – Refer to discussion under “Consolidated Results of Operations- Gain from a claim.”

Six months ended June 30, 2025, as compared to six months ended June 30, 2024 — Containership Segment

	Six months ended June 30, 2024	Six months ended June 30, 2025	Change-amount	Change %
Total vessel revenues	$6,424,979	$6,170,124	$(254,855)	4.0%
Expenses:
Voyage expenses (including commissions to related party)	(310,852)	(435,583)	(124,731)	40.1%
Vessel operating expenses	(2,277,979)	(1,857,355)	420,624	18.5%
Management fees to related parties	(358,904)	(335,610)	23,294	6.5%
Depreciation and amortization	(2,757,452)	(724,256)	2,033,196	73.7%
Net gain / (loss) on sale of vessels	—	80,766	80,766	100%
Segment operating income	$719,792	$2,898,086	$2,178,294	302.6% %

Total vessel revenues – Total vessel revenues for the six months ended June 30, 2025 decreased to $6.2 million from $6.4 million in the same period of 2024. This variation was mainly driven by the decrease in our Available Days from 364 days in the six months ended June 30, 2024, to 329 days in the six months ended June 30, 2025, following the sale of two container vessels during the first and second quarters of 2025. The above decrease was partially offset by the increase of the Daily TCE Rate earned by our container vessels during the comparative periods. During the six months ended June 30, 2025, our containerships earned an average Daily TCE Rate of $17,430 compared to an average Daily TCE Rate of $16,797 earned in the same period of 2024. Daily TCE Rate is not a recognized measure under U.S. GAAP. Please refer to Appendix A for the definition and reconciliation of this measure to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP. During the period in which we owned them, both of our containerships were engaged in period time charters.

Voyage expenses – Voyage expenses for our containership segment increased to $0.4 million in the six months ended June 30, 2025, from $0.3 million in the same period of 2024, mainly reflecting the increase in bunker expenses during the six months ended June 30, 2025 compared to the same period in 2024.

Vessel operating expenses – Operating expenses for our containership segment decreased to $1.9 million in the six months ended June 30, 2025, from $2.3 million in the same period of 2024, mainly reflecting the decrease of the Ownership Days of our containership vessels.

Management fees – Management fees for our containership segment amounted to $0.3 million, whereas in the same period of 2024, management fees totaled $0.4 million. This decrease in management fees is due to the decrease in the total number of Ownership Days, partly offset by the adjustment of management fees under the terms of the Amended and Restated Master Management Agreement effective July 1, 2024.

Depreciation and amortization – Depreciation expenses for our containership segment amounted to $0.7 million in the six-month periods ended June 30, 2025 compared to $2.6 million in the respective period of 2024. The decrease is attributable to (i) the decrease in Ownership Days following the sale of the two containership vessels and (ii) the effect of classifying those vessels as “held for sale” on the date of the agreements for sale (during 2024), as depreciation was not recorded during the period in which these vessels were classified as held for sale. Dry-dock amortization charges were nil during the six-month period ended June 30, 2025, compared to $0.2 million in the respective period of 2024, due to the sale of M/V Ariana A, which had been classified as held for sale as of December 31, 2024 and  amortization was not recorded up to its sale on January 22, 2025.

Net gain / (loss) on sale of vessel – Refer to discussion under “Consolidated Results of Operations” above for details on the sale of the M/V Gabriela A and M/V Ariana A.

Six months ended June 30, 2025, as compared to six months ended June 30, 2024 —Asset Management Segment

	Six months ended June 30, 2024	Six months ended June 30, 2025
Revenue from services	$—	$16,803,545
Expenses:
Cost of revenue from services	—	(10,504,581)
Depreciation and amortization	—	(1,149,915)
Provision for doubtful accounts	—	(15,459)
Net gain on dispositions of assets	—	410,099
Net gain from equity method investments	—	441,493
Net loss from equity method investments measured at fair value	—	(25,430,461)
Segment operating loss	$—	$(19,445,279)

Revenue from services – Revenue from services for the six months ended June 30, 2025, amounted to $16.8 million and relates to revenue earned from our subsidiary, MPC Capital. Revenue from services is generated through the following streams: (i) transaction services, (ii) management services for companies and assets, and (iii) ship management services.

Cost of revenue from services – Cost of revenue from services for the six months ended June 30, 2025, amounted to $10.5 million and relates to expenses for purchased services from third party providers and employee expenses from MPC Capital.

Depreciation and amortization – Depreciation and amortization expenses for the six months ended June 30, 2025, amounted to $1.1 million comprising property and equipment depreciation and intangible assets amortization.

Net gain on disposal of assets – Net gain on disposal of assets in the six months ended June 30, 2025, amounted to $0.4 million following the sale of an asset management contract.

Net gain from equity method investments – Income/(loss) from equity method investments for the six months ended June 30, 2025, amounted to $0.4 million representing our share in jointly owned companies or equity method investments (all of which relate to the asset management segment).

Net loss from equity method investments at fair value – Net loss from equity method investments measured at fair value in the six months ended June 30, 2025 amounted to $25.4 million, resulting from the revaluation of such investments. These represent MPC Capital’s share in MPC Container Ships ASA and MPC Energy Solutions N.V for which we have elected the fair value option.

Liquidity and Capital Resources

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures and entering into new co-investments through a combination of proceeds from equity offerings, borrowings in debt transactions and cash generated from operations. Our liquidity requirements relate to servicing the principal and interest on our debt, funding capital expenditures and working capital (which includes maintaining the quality of our vessels and complying with international shipping standards and environmental laws and regulations). In accordance with our business strategy, other liquidity needs may relate to funding potential investments in additional vessels or businesses and maintaining cash reserves to hedge against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

As of June 30, 2025 and December 31, 2024, we had cash and cash equivalents of $44.8 million and $87.9 million, respectively. No restricted cash was held during either period. Cash and cash equivalents are primarily held in U.S. dollars.

As of June 30, 2025, we had $5.3 million of gross indebtedness outstanding under our debt agreements. The term loan is unsecured and is not subject to any covenants.

Working capital is equal to current assets minus current liabilities. As of June 30, 2025, we had a working capital surplus of $125.3 million as compared to a working capital surplus of $189.5 million as of December 31, 2024.

We believe that our current sources of funds and those that we anticipate to internally generate for a period of at least the next twelve months from June 30, 2025 will be sufficient to fund the operations of our Fleet, meet our working capital and capital expenditures requirements and service the principal and interest on our existing debt for that period.

Our medium- and long-term liquidity requirements relate to the funding of cash dividends on our Series D Preferred Shares, as well as cash dividends to noncontrolling interests from our majority-owned subsidiaries, when declared, and expenditures relating to the operation and maintenance of our vessels and entering into new co-investments. Sources of funding for our medium- and long-term liquidity requirements are expected to be funded through a combination of existing cash and cash equivalents, cash flows from operations or new debt financing, if required, and proceeds from equity offerings to the extent available and permitted.

From time to time, we make capital expenditures in connection with vessel acquisitions and vessels upgrades and improvements (either for the purpose of meeting regulatory or legal requirements or for the purpose of complying with requirements imposed by classification societies), which we finance and expect to continue to finance with cash from operations, debt financing and equity issuances. We may also pursue future investments, including strategic acquisitions, or participate in co-investment arrangements with third parties, which we expect to finance through a combination of internally generated funds, borrowings under existing or new credit facilities, and potential equity or debt issuances. As of December 31, 2024 and June 30, 2025, we did not have any commitments for capital expenditures related to vessel acquisitions.

Our Borrowing Activities

Please refer to Notes 3 and 11 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for information regarding our borrowing activities as of June 30, 2025.

Cash Flows

The following table summarizes our net cash flows provided by/(used in) operating, investing, and financing activities and our cash, cash equivalents and restricted cash for the six-month periods ended June 30, 2024, and 2025:

	Six months ended June 30,
(in U.S. Dollars)	2024	2025
Net cash provided by/(used in) operating activities from operations	$23,848,121	$(3,976,286)
Net cash provided by investing activities from operations	137,235,681	62,598,078
Net cash used in financing activities from operations	(45,691,738)	(104,536,063)
Cash, cash equivalents and restricted cash at beginning of period	120,901,147	88,616,996
Cash, cash equivalents and restricted cash at end of period	$236,293,211	$45,909,658

Operating Activities:

For the six months ended June 30, 2025, net cash used in operating activities amounted to $4.0 million, consisting of net loss of $17.0 million, non-cash adjustments related to depreciation and amortization of $6.7 million, loss on vessels held for sale discussed above of $5.6 million, net loss on sale of vessels of $2.0 million, amortization and write off of deferred finance charges of $0.1 million, amortization of fair value of acquired charters of $0.1 million, straight line amortization of hire of $0.1 million, unrealized gain of $7.5 million from revaluing our investments in listed equity securities at period end market rates, a realized loss on sale of equity securities of $2.0 million, unrealized loss from equity method investments measured at fair value of $24.8 million, unrealized foreign exchange losses from equity method investments of $1.1 million, payments related to dry-docking costs of $2.4 million and a net increase of $14.3 million in working capital, which is mainly the result of decreases in (i) trade receivables by $1.2 million, (ii) inventories by $0.8 million, (iii) prepaid expenses and other assets by $0.3 million, (iv) income tax receivable / payable by $4.6 million, (v) derivative assets / liabilities by $1.1 million and (vi) accrued liabilities by $8.6 million, and set off by increases in (vii) due from/to related parties by $0.6 million and (viii) deferred revenue by $0.2 million. Moreover, the Company received in cash $5.8 million of dividends from its equity method investments that are measured at fair value.

For the six months ended June 30, 2024, net cash provided by operating activities amounted to $23.8 million, consisting of net income of $45.2 million, non-cash adjustments related to depreciation and amortization of $7.4 million, aggregate gain on sale of the vessels discussed above of $19.3 million, amortization and write off of deferred finance charges of $0.5 million, amortization of fair value of acquired charters of $0.3 million, straight line amortization of hire of $0.2 million, unrealized gain of $11.2 million from revaluing our investments in listed equity securities at period end market rates, a gain of $1.4 million from a claim, a realized gain on sale of equity securities of $3.6 million and a net decrease of $6.3 million in working capital, which is mainly the result of decreases in (i) trade receivables by $1.9 million, (ii) inventories by $0.6 million, (iii) due from/to related parties by $5.6 million, (iv) prepaid expenses and other assets by $1.1 million, (v) accounts payable by $1.3 million and (vi) deferred revenue by $1.0 million.

Investing Activities:

For the six months ended June 30, 2025, net cash provided by investing activities amounted to $62.6 million mainly reflecting the net cash inflow of $61.9 million of net proceeds from the sale of the vessels discussed above, net inflows of $20.7 million associated with the purchase and sale of equity securities, net outflows of $20.0 million associated with the sale and purchase of equity method investments. Please also refer to Notes 6, 10, 12 to our unaudited interim condensed consolidated financial statements included elsewhere in this report for a more detailed discussion.

For the six months ended June 30, 2024, net cash provided by investing activities amounted to $137.2 million mainly reflecting the net cash inflow of $107.9 million of net proceeds from the sale of the vessels discussed above, net inflows of $28.0 million associated with the purchase and sale of equity securities and inflows of $1.4 million of proceeds from a claim associated with an unsuccessful sale of M/V Magic Moon.

Financing Activities:

For the six months ended June 30, 2025, net cash used in financing activities amounted to $104.5 million, mainly relating to (i) $101.1 million consisting of period scheduled principal repayments under our existing secured credit facilities, early prepayments due to sale of vessels and voluntary prepayments, (ii) $1.6 million proceeds from long-term debt, (ii) $2.1 million of dividends paid relating to Series D Preferred Shares and (iii) $2.8 million for cash dividends paid to non-controlling interest. Please also refer to Notes 3, 11 and 13 to our unaudited interim consolidated financial statements included elsewhere in this report for a more detailed discussion.

For the six months ended June 30, 2024, net cash used in financing activities amounted to $45.7 million, mainly relating to (i) $43.4 million of period scheduled principal repayments under our existing secured credit facilities and early prepayments due to sale of vessels, (ii) $1.2 million of dividends paid relating to Series D Preferred Shares and (iii) $1.1 million for the repurchase of warrants.

Critical Accounting Estimates

We prepare our financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more details on our Critical Accounting Estimates, please read “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates” in our 2024 Annual Report. For a description of our significant accounting policies, please read Note 2 to our unaudited interim condensed consolidated financial statements, included elsewhere in this report, “Item 18. Financial Statements” in our 2024 Annual Report and more precisely “Note 2. Significant Accounting Policies and Recent Accounting Pronouncements” of our consolidated financial statements included in our 2024 Annual Report.

APPENDIX A

Non-GAAP Financial Information

Daily TCE Rate. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”) is a measure of the average daily revenue performance of a vessel. The Daily TCE Rate is not a measure of financial performance under U.S. GAAP (i.e., it is a non-GAAP measure) and should not be considered as an alternative to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing total revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses, by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry docking. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and, management believes that the Daily TCE Rate provides meaningful information to our investors since it compares daily net earnings generated by our vessels irrespective of the mix of charter types (i.e., time charter, voyage charter or other) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of the Daily TCE Rates may be different from and may not be comparable to that reported by other companies. The following table reconciles the calculation of the Daily TCE Rate for our Fleet to Total vessel revenues for the periods presented (amounts in U.S. dollars, except for Available Days):

Reconciliation of Daily TCE Rate to Total vessel revenues — Consolidated

	Six-months ended June 30,	Six-months ended June 30,
	2024	2025
Total vessel revenues	$36,669,776	$21,482,267
Voyage expenses -including commissions to related party	(2,012,774)	(1,776,817)
TCE revenues	$34,657,002	$19,705,450
Available Days	2,517	1,893
Daily TCE Rate	$13,769	$10,410

Reconciliation of Daily TCE Rate to Total vessel revenues — Dry Bulk Segment

	Six-months ended June 30,	Six-months ended June 30,
	2024	2025
Total vessel revenues	$30,244,797	$15,312,143
Voyage expenses - including commissions to related party	(1,701,922)	(1,341,234)
TCE revenues	$28,542,875	$13,970,909
Available Days	2,153	1,564
Daily TCE Rate	$13,257	$8,933

Reconciliation of Daily TCE Rate to Total vessel revenues — Containership Segment

	Six-months ended June 30,	Six-months ended June 30,
	2024	2025
Total vessel revenues	$6,424,979	$6,170,124
Voyage expenses - including commissions to related party	(310,852)	(435,583)
TCE revenues	$6,114,127	$5,734,541
Available Days	364	329
Daily TCE Rate	$16,797	$17,430